January 13, 2020TSX: SAM

STARCORE STAKES NEW CLAIMS AT THE SAN MARTIN PROPERTY, MEXICO

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (“Starcore” or the “Company”) is pleased to announce that the company has staked additional claims near its principal producing gold property, the San Martin gold mine, in Querétaro, Mexico.

The geology department has completed a staking initiative that includes new claims to the west of the current mineral rights of the San Martin mine on private property, that holds exploration and development upside. The new surface area covers approximately 710 Ha. You can see a map of the Santa Elena target in proximity to the San Martin mine here.

As recommended by the geology department, the Company has reduced its mineral rights on Ejido land by 7,403 Ha from the current 12,992 Ha package due to limited mineral discovery potential and to compliment the Company’s overall cost cutting strategies.

“We continue to meet important milestones at the San Martin mine and especially with the acquisition of these additional claims. The latter will bring exciting new exploration targets and test theories about the extending mineralization” said Salvador Garcia, Chief Operating Officer of the Company. “Our next milestone is to release an exploration plan in the first part of this year”.

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Salvador Garcia”
Salvador Garcia, Chief Operating Officer

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6

Telephone:  (604) 602-4935   Fax:  (604) 602-4936    e-mail: investor@starcore.com    website:  www.starcore.com

FOR FURTHER INFORMATION PLEASE CONTACT:

EVAN EADIE
Investor Relations
Telephone: (416)- 640-1936 x 203
Toll Free:   1-866-602-4935
Email: eeadie@starcore.com

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